Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS OCTOBER 2007 PERFORMANCE

HOUSTON, Nov. 12, 2007 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for October 2007 for its ExpressJet Airlines subsidiary. The results include statistics for both contract and branded operations. The contract operation consists of flying for Continental Airlines and Delta Air Lines under capacity purchase agreements and ExpressJet's charter (corporate aviation) service. The branded operation includes flying under the ExpressJet name and pro-rate flying for Delta Air Lines.

Contract Flying

During the month, ExpressJet revenue passenger miles (RPM) under contract flying totaled 696 million and available seat miles (ASM) flown were 916 million. ExpressJet's October load factor was 76.0%. The company flew 63,120 block hours and operated 34,175 departures during the month.

Branded Flying

During the month, ExpressJet branded RPMs totaled 175 million on 296 million ASMs, resulting in an October load factor of 59.1%. The company flew 16,760 block hours and operated 8,702 departures during the month. The average stage length in the branded operation was 683 miles. ExpressJet announced during the month that it would add non-stop service under its own brand in Long Beach, Calif., Reno-Tahoe and Santa Barbara, Calif. effective November 11.

About ExpressJet

ExpressJet Holdings operates numerous divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC.   ExpressJet Airlines serves 175 destinations in North America and the Caribbean with approximately 1,500 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; training services through its world-class facility in Houston, Texas; and branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

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Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending October 31, 2007	Contract[1]	Branded	System
Revenue Passenger Miles (RPM) (millions)	696	175	872
Available Seat Miles (ASM) (millions)	916	296	1,215
Passenger Load Factor	76.0%	59.1%	71.8%
Block Hours	63,120	16,760	80,062
Departures	34,175	8,702	42,991
Stage Length (miles)	553	683	580

(1) Excludes charter since statistics on charter airplanes do not provide meaningful data for forecasting and are not reviewed by management.

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